[KPMG LLP LETTERHEAD]


November 21, 2003

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Central Bancorp, Inc. and, under the date of April 25, 2003, except as to the fifth paragraph of Note 8, which is as of June 23, 2003, we reported on the consolidated financial statements of Central Bancorp, Inc. as of and for the years ended March 31, 2003 and 2002. On November 17, 2003 our appointment as principal accountants was terminated. We have read Central Bancorp, Inc.'s statements included under Item 4 of its Form 8-K dated November 21, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Central Bancorp, Inc.'s statement that the change was approved by the audit committee of the board of directors, nor that Central Bancorp, Inc. engaged Vitale, Caturano & Company as it successor independent audit firm.

Very truly yours,


/s/ KPMG LLP